UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number: 1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation

Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202-5304

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2022, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of Sensient Technologies Corporation Savings Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2015.

June 5, 2023
Milwaukee, WI

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS:
Investments, at fair value:
Interest in Sensient Technologies Corporation Master Trust	$224,493,569	$269,220,011

Contributions receivable	305,985	3,364,022
Notes receivable from participants	4,053,813	4,432,273
Total receivables	4,359,798	7,796,295

Net assets available for benefits	$228,853,367	$277,016,306

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

2022
ADDITIONS:
Contributions:
Participants	$13,537,349
Sensient Technologies Corporation	6,101,640
Rollovers	1,301,895
Interest income on notes receivable from participants	213,521

Total additions	21,154,405

DEDUCTIONS:
Net investment loss from Sensient Technologies Corporation Master Trust	(52,264,838)
Withdrawals and distributions	(16,987,180)
Administrative expenses	(65,326)

Total deductions	(69,317,344)

Net decrease	(48,162,939)

Net assets available for benefits:
Beginning of year	277,016,306

End of year	$228,853,367

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 1 - Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the Company). Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan provided that they are expected to work at least 1,000 hours in the subsequent 12-month period. Temporary employees are eligible to participate in the Plan on the date they have attained both age 21 and completed at least 1,000 hours in the 12-month period beginning on such employee’s date of hire or any plan year that begins following such employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees who were hired (or rehired) on or after January 1, 2006, and on or before December 31, 2013, were automatically enrolled in the Plan at 2% of eligible compensation. Employees who were hired (or rehired) on or after January 1, 2014, were automatically enrolled at 4% of eligible compensation. Employees who were hired (or rehired) on or after August 1, 2021, were automatically enrolled at 6% of eligible compensation, unless the participant timely elected contributions at a different contribution percentage or elected not to participate in the Plan. Any participant automatically enrolled on or after January 1, 2010 (or rehired on or after such date), has his or her automatic deductions increase by an additional 1% on the first business day of April each year up to a maximum of 10%, unless the participant timely elects contributions at a different contribution percentage or elects not to participate in the Plan.

The Plan accepts Roth elective deferrals made on behalf of participants. The participant’s Roth elective deferrals are allocated to a separate account maintained for such deferrals.

Employees can contribute a portion of their eligible compensation up to the maximum amount prescribed by law. Employees may also contribute amounts representing distributions from other qualified plans. Employee contributions are 100% vested at all times. Company matching contributions are also 100% vested at all times. The Company contributes an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year.

Participants may elect an in-service withdrawal on or after attaining age 59 ½.

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee), which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust), which is administered under a Master Trust agreement (as described in Note 3) with Fidelity Management Trust Company (the Trustee). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Participants direct the investment of their account balance from both participant and Company contributions into various investment options offered by the Plan. Participants may revise their investment allocations daily. If a participant is automatically enrolled, his or her contributions are invested in the applicable life cycle fund based on the participant’s age until the participant changes his or her election.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 1 - (Continued)

Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund in an amount up to 50% of their vested balance up to a maximum of $50,000 reduced by the highest outstanding loan balance during the prior 12 month period. The minimum loan allowable is $1,000. Payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2022, ranged from 4.75% to 9.25% and at December 31, 2021, ranged from 4.75% to 9.50%.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive his or her benefits in a lump-sum cash payment, lump-sum rollover into an individual retirement account or another employer’s eligible retirement plan, or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000, but equal to or less than $5,000, may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account, which will be established by the Company for the participant. A participant whose vested account balance is equal to or less than $1,000 will automatically receive a lump-sum distribution equal to his or her vested account balance. If the separation from service is due to permanent disability or death, the entire vested account balance is available to the participant or beneficiary(ies).

Hardship withdrawals may be authorized by the committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code (the Code), Treasury regulations, and applicable law.

Note 2 - Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right to amend the Plan, discontinue contributions at any time, or to terminate the Plan subject to ERISA.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets, as determined by the Committee.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 2 - (Continued)

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Note 3 - Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP). Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of the Company’s common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 3 - (Continued)

The fair value of the net assets of the Master Trust as of December 31, 2022 and 2021, is as follows:

	2022	2021

Sensient Technologies Corporation stock fund	$49,326,217	$71,467,619
Mutual funds	204,701,654	247,600,257
Common collective trust fund measured at NAV	14,163,519	13,289,587

Net assets in Master Trust	$268,191,390	$332,357,463

The Plan’s interest in the fair value of the net assets of the Master Trust as of December 31, 2022 and 2021, is as follows:

	2022	2021

Sensient Technologies Corporation stock fund	$12,787,101	$17,418,195
Mutual funds	200,718,479	242,095,591
Common collective trust fund measured at NAV	10,987,989	9,706,225

Plan’s interest in net assets in Master Trust	$224,493,569	$269,220,011

The net investment loss of the Master Trust for the year ended December 31, 2022, is as follows:

2022

Dividends on Sensient Technologies Corporation stock fund	$1,099,260
Interest and other dividends	4,460,080
Net depreciation of investments based on quoted market prices	(72,376,082)

Net investment loss of Master Trust	$(66,816,742)

Plan’s equity in net investment loss of the Master Trust	$(52,264,838)

During the year ended December 31, 2022, net depreciation of the investments held by the Master Trust (including gains and losses on investments bought, sold, or held during the year) is as follows:

2022

Sensient Technologies Corporation stock fund	$(19,069,468)
Mutual funds	(53,306,614)

Net depreciation in fair value of investments – Master Trust	$(72,376,082)

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 4 - Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2020, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 5 - Benefits Payable:

The Plan records benefits when payment is made to the participant. As of December 31, 2022 and 2021, the Plan had benefits payable to persons who elected to withdraw from participation in the Plan, but had not yet been paid, of $186,780 and $21,826, respectively.

Note 6 - Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 671,554 and 708,985 shares of Sensient Technologies Corporation common stock at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the unitized stock fund purchased $2,752,679 of shares and sold $5,663,419 of shares. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to the Trustee for investment management, recordkeeping, and other administrative services.

Note 7 - Fair Value Measurements:

As of December 31, 2022 and 2021, the Plan’s assets and liabilities subject to Accounting Standard Codification (ASC) 820, Fair Value Measurement, are the Sensient Technologies Corporation stock fund, mutual fund investments, and a common collective trust fund held by the Master Trust. The fair value of Company stock fund and mutual funds are based on December 31, 2022 and 2021 market quotes (Level 1 inputs). The common collective trust fund is measured at fair value using net asset value per share as a practical expedient.

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 7 - (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2022 and 2021:

December 31, 2022	Level 1	Total
Sensient Technologies
Corporation stock fund	$49,326,217	$49,326,217
Mutual funds	204,701,654	204,701,654
Total assets in the fair value hierarchy	$254,027,871	$254,027,871
Common collective trust fund (A)	-	14,163,519
Total assets at fair value	$254,027,871	$268,191,390

December 31, 2021	Level 1	Total
Sensient Technologies
Corporation stock fund	$71,467,619	$71,467,619
Mutual funds	247,600,257	247,600,257
Total assets in the fair value hierarchy	$319,067,876	$319,067,876
Common collective trust fund (A)	-	13,289,587
Total assets at fair value	$319,067,876	$332,357,463

(A)
In accordance with ASC Subtopic 820-10, Fair Value Measurement-Overall, certain investments that were measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2022

Note 8 - Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2022	2021

Net assets available for benefits per the financial statements	$228,853,367	$277,016,306
Benefits payable	(186,780)	(21,826)
Net assets available for benefits per the Form 5500	$228,666,587	$276,994,480

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2022:

Net deductions in net assets available for benefits per the financial statements	$(48,162,939)
Benefits payable	(164,954)
Net deductions in net assets available for benefits per the Form 5500	$(48,327,893)

Note 9 - Subsequent Events:

Management evaluated subsequent events for the Plan through June 5, 2023, the date the financial statements were available to be issued, and is not aware of any subsequent events that would require recognition or disclosure.

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2022	EIN 39-0561070

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

*	Participant Loans	Participant borrowings against their individual account balances, interest rates ranging from 4.75% to 9.25%, and varying maturity dates through 2042. (542 loans outstanding)	$-	$4,053,813

 *Party-in-interest

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 5, 2023	By:	/s/ John J. Manning
	Name:	John J. Manning
	Title:	Senior Vice President, General Counsel & Secretary